Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Strategic Cooperation Framework Agreement with CVITC

Hong Kong, December 28, 2020 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, announced today that Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen UCLOUDLINK”) recently signed a Strategic Cooperation Framework Agreement (the “Framework Agreement”) with China Vehicle Interconnected Transport Capacity Technology Co., Ltd. (“CVITC”), a container transportation and logistics company in China. Under the Framework Agreement, Shenzhen UCLOUDLINK will develop intelligent container solutions in various areas for both domestic and international freight markets and such solutions and innovative products will be further marketed to global container transportation industry.

“We are delighted to reach strategic cooperation with CVITC and provide China Railway customers with technological platforms such as container sharing operation, transport capacity e-commerce and truck drop and haul e-operation platforms for domestic and cross-border transport. Together, we will contribute our strength to building an innovative operation model for containers’ multi-modal transport capacity globally. It is important development as we broaden our business boundaries to new industries and apply our Cloud SIM technology in Internet-of-thing (IoT) applications scenarios. Our instant switching network technology, which greatly reduces cross-mobile network switching time to milliseconds, is highly compatible with various IoT applications such as vehicles, autopilot, cargo, railway transportation, logistics and other car equipment, which accelerates the 5G Cloud era.” said Chaohui Chen, Director and CEO of UCLOUDLINK. “This cooperation relationship provides us a platform to demonstrate our innovative technological capabilities and create smart containers that can provide timely feedback of utilization status. Such containers can then be utilized as a component of intelligent container solutions. Taking this partnership as a start, we are proactively looking to expand our strategic alliances and further enhance our PaaS and SaaS platform ecosystem with additional business partners in various aspects of IoT applications such as autopilot, AR/VR and Cloud computing. We plan to capitalize on significant opportunities, such as high network speeds, low latency and rising user requirements of superior connection services, presented by the 5G Cloud era.”

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: http://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

Email: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: UCL@tpg-ir.com

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